

Mail Stop 3720

June 29, 2006

<u>Via U.S. Mail and Fax</u>

Mr. Nicholas C. Hindman, Sr.
Senior Vice President and Chief Financial Officer
Westell Technologies, Inc.
750 N. Commons Drive
Aurora, IL 60504

> **Re**: **Westell Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 14, 2005**
> **File No. 0-27266**

Dear Mr. Hindman:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director